

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2009

Eric J. Wedeen
Chief Financial Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, IL 60137

      **Re: Community Financial Shares, Inc.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed April 1, 2009
             File No. 000-51296**

Dear Mr. Wedeen:

      We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                        Sincerely,

                        Jessica Livingston
                        Staff Attorney

cc: (facsimile only)
      Stephen F. Donahoe
      Kilpatrick Stockton